HINDALCO

ADITYA BIRLA GROUP

Ref:AM:PVK:1029:2008 *Date:- 16th July, 2008*

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

[redacted]

08003892

RECEIVED
2008 JUL 21 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on ***Monday****, the* ***28th July, 2008****, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the First Quarter ended on 30th June, 2008.*

Thanking you,

Yours faithfully,
For ***Hindalco Industries Limited,***

ANIL MALIK
Asst. Vice-President &
Company Secretary

PROCESSED
JUL 23 2008
THOMSON REUTERS

dlw 7/21

HINDALCO INDUSTRIES LIMITED
Regd. & M.H. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

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